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                      August 14, 2023

       Kevin Benning
       Property General Manager
       Studio City International Holdings Limited
       71 Robinson Road #04-03
       Singapore 068895

                                                        Re: Studio City
International Holdings Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38699

       Dear Kevin Benning:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction